                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K

(Mark One)

/X/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1995

                                                        OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from                  to
                                        ----------------    ----------------

         Commission File Number 0-17506

                           --------------------------

A:       Full title of the plan:

                                    UST INC.
                             EMPLOYEES' SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    UST INC.
                             100 West Putnam Avenue
                          Greenwich, Connecticut 06830

                                    UST Inc.
                             Employees' Savings Plan
                   Audited Financial Statements and Schedules

                     Years ended December 31, 1995 and 1994
                       with Report of Independent Auditors

                                    UST Inc.
                             Employees' Savings Plan
                                  (the "Plan")

                   Audited Financial Statements and Schedules

                     Years ended December 31, 1995 and 1994

                                      INDEX

Report of Independent Auditors.............................................    1

Audited Financial Statements

     Statement of Net Assets Available for Benefits........................    2
     Statement of Changes in Net Assets Available for Benefits.............    4
     Notes to Financial Statements.........................................    6

Supplemental Schedules

     Assets Held for Investment Purposes...................................   11
     Reportable Transactions...............................................   13

                         Report of Independent Auditors

To the Participants of the
UST Inc. Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees' Savings Plan ("the Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                               Ernst & Young LLP

April 29, 1996

                                    UST Inc.
                             Employees' Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1995

                                                                                        Information by Fund
                                                                    ----------------------------------------------------------------
                                                                                                      FUNDS
                                                                     FUND A          FUND B          C AND D            FUND E
                                                                    ----------------------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value (cost: $25,285,348)                                      $ 88,063,976
   Group trust funds--at fair value:
      Common stock (cost: $3,842,322)                                             $ 7,356,044
      Short-term investments (cost equal to fair value)           $ 1,343,180                                18
      Guaranteed investment  contracts                             16,825,180
      Balanced Fund-at fair value (cost: $1,518,647)                                                                 $1,654,591
      Small Company Fund-at fair value (cost: $3,633,941)
                                                                    ----------------------------------------------------------------
Total investments                                                  18,168,360       7,356,044        88,063,994       1,654,591
                                                                    ----------------------------------------------------------------

Participant loans receivable
Contributions receivable:
     Participants                                                     154,229          84,438           137,134          38,767
     Employer                                                             729                           278,717
Accrued income receivable                                               7,553              62               858              18
Interfund receivables (payables), net                                 115,733         (39,511)         (326,628)         32,939
                                                                    ----------------------------------------------------------------
Total assets                                                       18,446,604       7,401,033        88,154,075       1,726,315
                                                                    ----------------------------------------------------------------

LIABILITIES
     Due to participants                                               40,857          27,173           314,300           3,924
     Due to trustee                                                     6,491           2,435            29,630             406
                                                                    ----------------------------------------------------------------
Net assets available for benefits                                 $18,399,256     $ 7,371,425      $ 87,810,145      $1,721,985
                                                                 ==================================================================

                                                                   ------------------------------------------
                                                                                 PARTICIPANT        TOTAL
                                                                      FUND F      LOAN FUND       ALL FUNDS
                                                                   ------------------------------------------
ASSETS
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value (cost: $25,285,348)                                   $ 88,063,976
   Group trust funds--at fair value:
      Common stock (cost: $3,842,322)                                                              7,356,044
      Short-term investments (cost equal to fair value)                                            1,343,198
      Guaranteed investment  contracts                                                            16,825,180
      Balanced Fund-at fair value (cost: $1,518,647)                                               1,654,591
      Small Company Fund-at fair value (cost: $3,633,941)         $4,702,851                       4,702,851
                                                                 ===========================================
Total investments                                                  4,702,851                     119,945,840
                                                                 ===========================================
Participant loans receivable                                                     $3,604,069        3,604,069
Contributions receivable:
     Participants                                                     92,595                         507,163
     Employer                                                                                        279,446
Accrued income receivable                                                 96         18,425           27,012
Interfund receivables (payables), net                                 30,867        186,600               --
                                                                 ===========================================
Total assets                                                       4,826,409      3,809,094      124,363,530
                                                                 ===========================================

LIABILITIES
     Due to participants                                               7,845         12,262          406,361
     Due to trustee                                                    1,625                          40,587
                                                                 ===========================================
Net assets available for benefits                                 $4,816,939     $3,796,832     $123,916,582
                                                                 ===========================================


                                                                                              VALUATION
                                                                 UNITS                         PER UNIT                  AMOUNT
                                                              --------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   Fund A                                                     1,427,140                         $12.89                $ 18,399,256
   Fund B                                                       240,340                          30.67                   7,371,425
   Funds C and D                                              2,631,016                          33.38                  87,810,145
   Fund E                                                       138,897                          12.40                   1,721,985
   Fund F                                                       283,314                          17.00                   4,816,939
   Participant Loan Fund                                      3,796,832                           1.00                   3,796,832
                                                                                                                      ------------
                                                                                                                      $123,916,582
                                                                                                                      ============

See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1994

                                                                                         Information by Fund
                                                              ------------------------------------------------------------------
                                                                                                        FUNDS
                                                                     FUND A            FUND B          C AND D          FUND E
                                                              ------------------------------------------------------------------
ASSETS
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value (cost: $24,747,089)                                        $ 76,033,495
    Group trust funds--at fair value:
       Common stock (cost: $2,853,766)                                              $ 4,605,928
       Short-term investments (cost equal to fair value)          $    752,756                              4,404
       Guaranteed investment contracts                              17,698,861
       Balanced Fund-at fair value (cost: $723,008)                                                                    $700,395
       Small Company Fund-at fair value (cost: $1,098,546)
                                                              ------------------------------------------------------------------
Total investments                                                   18,451,617        4,605,928        76,037,899       700,395
                                                              ------------------------------------------------------------------


Participant loans receivable
Contributions receivable:
     Participants                                                      185,947           59,111           153,371        19,250
     Employer                                                              870                            283,208
Accrued income receivable                                                3,070               40             1,159
Interfund receivables (payables), net                                  (40,327)          (7,906)         (217,997)       30,432
                                                              ------------------------------------------------------------------
Total assets                                                        18,601,177        4,657,173        76,257,640       750,077
                                                              ------------------------------------------------------------------


LIABILITIES
     Due to participants                                               130,397           10,904           464,667           460
                                                              ------------------------------------------------------------------
Net assets available for benefits                                 $ 18,470,780      $ 4,646,269      $ 75,792,973      $749,617
                                                              ==================================================================

                                                                  ------------------------------------------
                                                                                PARTICIPANT         TOTAL
                                                                     FUND F      LOAN FUND        ALL FUNDS
                                                                  ------------------------------------------
ASSETS
Investments (Notes 1 and 4):
   Common stock of UST Inc.-at fair value (cost: $24,747,089)                                   $ 76,033,495
    Group trust funds--at fair value:
       Common stock (cost: $2,853,766)                                                             4,605,928
       Short-term investments (cost equal to fair value)                                             757,160
       Guaranteed investment contracts                                                            17,698,861
       Balanced Fund-at fair value (cost: $723,008)                                                  700,395
       Small Company Fund-at fair value (cost: $1,098,546)        $1,218,673                       1,218,673
                                                                  ------------------------------------------
Total investments                                                  1,218,673                     101,014,512
                                                                  ------------------------------------------
Participant loans receivable                                                     $3,394,617        3,394,617
Contributions receivable:
     Participants                                                     41,490                         459,169
     Employer                                                                                        284,078
Accrued income receivable                                                            15,364           19,633
Interfund receivables (payables), net                                146,098         89,700               --
                                                                  ------------------------------------------
Total assets                                                       1,406,261      3,499,681      105,172,009
                                                                  ------------------------------------------

LIABILITIES
     Due to participants                                                 420          4,360          611,208
                                                                  ------------------------------------------
Net assets available for benefits                                 $1,405,841     $3,495,321     $104,560,801
                                                                  ------------------------------------------

                                                                                       VALUATION
                                                                 UNITS                  PER UNIT                     AMOUNT
                                                              ---------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   Fund A                                                     1,517,216                   $12.17                 $ 18,470,780
   Fund B                                                       207,770                    22.36                    4,646,269
   Funds C and D                                              2,719,030                    27.88                   75,792,973
   Fund E                                                        76,441                     9.81                      749,617
   Fund F                                                       124,094                    11.33                    1,405,841
   Participant Loan Fund                                      3,495,321                     1.00                    3,495,321
                                                                                                                -------------
                                                                                                                 $104,560,801
                                                                                                                =============


See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1995

                                                                                   Information by Fund
                                                             --------------------------------------------------------------
                                                                                                  FUNDS
                                                                FUND A           FUND B          C AND D           FUND E
                                                             --------------------------------------------------------------
ADDITIONS TO NET ASSETS
Investment income
   Dividends on common stock of UST Inc.                                                      $  3,515,753
   Interest and other dividends                              $  1,118,202      $      761            9,003      $   96,783
                                                             --------------------------------------------------------------
                                                                1,118,202             761        3,524,756          96,783
Interest on participant loans
Net realized and unrealized appreciation
  in fair value of investments:
      UST Inc. common stock                                                                     14,690,229
      Group trust funds                                                         1,826,009                          161,294
                                                             --------------------------------------------------------------
Investment income                                               1,118,202       1,826,770       18,214,985         258,077
                                                             --------------------------------------------------------------

Contributions
     Participants                                               2,234,089       1,107,200        1,955,289         357,936
     Employer                                                      10,604                        3,801,892
                                                             --------------------------------------------------------------
                                                                2,244,693       1,107,200        5,757,181         357,936
                                                             --------------------------------------------------------------
Total additions to net assets                                   3,362,895       2,933,970       23,972,166         616,013
                                                             --------------------------------------------------------------


DEDUCTIONS FROM NET ASSETS
Participant distributions                                       3,058,038         610,654        9,453,796          44,247
Administrative expenses                                            46,900          12,408          106,845           2,225
                                                             --------------------------------------------------------------
Total deductions from net assets                                3,104,938         623,062        9,560,641          46,472
                                                             --------------------------------------------------------------
Net increase prior to interfund transfers                         257,957       2,310,908       14,411,525         569,541
Interfund transfers--net                                         (329,481)        414,248       (2,394,353)        402,827
                                                             --------------------------------------------------------------
Increase (decrease) to net assets available for benefits          (71,524)      2,725,156       12,017,172         972,368
Net assets available for benefits:
   Beginning of year                                           18,470,780       4,646,269       75,792,973         749,617
                                                             --------------------------------------------------------------
   End of year                                               $ 18,399,256      $7,371,425     $ 87,810,145      $1,721,985
                                                             ==============================================================



                                                             -------------------------------------------
                                                                             PARTICIPANT        TOTAL
                                                                FUND F        LOAN FUND       ALL FUNDS
                                                             -------------------------------------------
ADDITIONS TO NET ASSETS
Investment income
   Dividends on common stock of UST Inc.                                                    $  3,515,753
   Interest and other dividends                              $   89,549                        1,314,298
                                                             -------------------------------------------
                                                                 89,549                        4,830,051
Interest on participant loans                                                $  209,182          209,182
Net realized and unrealized appreciation
  in fair value of investments:
      UST Inc. common stock                                                                   14,690,229
      Group trust funds                                         949,629                        2,936,932
                                                             -------------------------------------------
Investment income                                             1,039,178         209,182       22,666,394
                                                             -------------------------------------------
Contributions
     Participants                                               829,643                        6,484,157
     Employer                                                                                  3,812,496
                                                             -------------------------------------------
                                                                829,643                       10,296,653
                                                             -------------------------------------------
Total additions to net assets                                 1,868,821         209,182       32,963,047
                                                             -------------------------------------------

DEDUCTIONS FROM NET ASSETS
Participant distributions                                       208,877          57,833       13,433,445
Administrative expenses                                           5,443                          173,821
                                                             -------------------------------------------
Total deductions from net assets                                214,320          57,833       13,607,266
                                                             -------------------------------------------
Net increase prior to interfund transfers                     1,654,501         151,349       19,355,781
Interfund transfers--net                                      1,756,597         150,162               --
                                                             -------------------------------------------
Increase (decrease) to net assets available for benefits      3,411,098         301,511       19,355,781
Net assets available for benefits:
   Beginning of year                                          1,405,841       3,495,321      104,560,801
                                                             -------------------------------------------
   End of year                                               $4,816,939     $ 3,796,832     $123,916,582
                                                             ===========================================


See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1994

                                                                                   Information by Fund
                                                            -------------------------------------------------------------
                                                                                                FUNDS
                                                               FUND A           FUND B         C AND D           FUND E
                                                            -------------------------------------------------------------
ADDITIONS TO NET ASSETS
Investment income
   Dividends on common stock of UST Inc.                                                     $  3,078,344
   Interest and other dividends                             $ 1,065,520     $       242             7,479      $  19,100
                                                            -------------------------------------------------------------
                                                              1,065,520             242         3,085,823         19,100
Interest on participant loans
Net realized and unrealized appreciation
   (depreciation) in fair value of investments:
       UST Inc. common stock                                                                      116,706
       Group trust funds                                                         63,800                          (22,614)
                                                            -------------------------------------------------------------
Investment income (loss)                                      1,065,520          64,042         3,202,529         (3,514)
                                                            -------------------------------------------------------------

Contributions
     Participants                                             2,433,340         865,501         2,148,457        196,301
     Employer                                                    17,426                         3,640,618
                                                            -------------------------------------------------------------
                                                              2,450,766         865,501         5,789,075        196,301
                                                            -------------------------------------------------------------
Total additions to net assets                                 3,516,286         929,543         8,991,604        192,787
                                                            -------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS
Participant distributions                                     2,362,076         421,364         9,092,757         18,924
Administrative expenses                                              46               7               242
                                                            -------------------------------------------------------------
Total deductions from net assets                              2,362,122         421,371         9,092,999         18,924
                                                            -------------------------------------------------------------

Net increase (decrease) prior to interfund transfers          1,154,164         508,172          (101,395)       173,863
Interfund transfers--net                                        111,543         (54,520)       (1,984,988)       575,754
                                                            -------------------------------------------------------------
Increase (decrease) to net asset available for benefits       1,265,707         453,652        (2,086,383)       749,617
Net assets available for benefits:
   Beginning of year                                         17,205,073       4,192,617        77,879,356
                                                            -------------------------------------------------------------
   End of year                                              $18,470,780     $ 4,646,269      $ 75,792,973      $ 749,617
                                                            =============================================================


                                                            --------------------------------------------
                                                                           PARTICIPANT         TOTAL
                                                               FUND F       LOAN FUND        ALL FUNDS
                                                            --------------------------------------------
ADDITIONS TO NET ASSETS
Investment income
   Dividends on common stock of UST Inc.                                                    $  3,078,344
   Interest and other dividends                             $       28                         1,092,369
                                                            --------------------------------------------

                                                                    28                         4,170,713
Interest on participant loans                                              $   183,795           183,795
Net realized and unrealized appreciation
   (depreciation) in fair value of investments:
       UST Inc. common stock                                                                     116,706
       Group trust funds                                       120,358                           161,544
                                                            --------------------------------------------
Investment income (loss)                                       120,386         183,795         4,632,758
                                                            --------------------------------------------

Contributions
     Participants                                              352,297                         5,995,896
     Employer                                                                                  3,658,044
                                                            --------------------------------------------
                                                               352,297                         9,653,940
                                                            --------------------------------------------
Total additions to net assets                                  472,683         183,795        14,286,698
                                                            --------------------------------------------
DEDUCTIONS FROM NET ASSETS
Participant distributions                                       12,357         189,412        12,096,890
Administrative expenses                                                                              295
                                                            --------------------------------------------
Total deductions from net assets                                12,357         189,412        12,097,185
                                                            --------------------------------------------
Net increase (decrease) prior to interfund transfers           460,326          (5,617)        2,189,513
Interfund transfers--net                                       945,515         406,696                --
                                                            --------------------------------------------
Increase (decrease) to net asset available for benefits      1,405,841         401,079         2,189,513
Net assets available for benefits:
   Beginning of year                                                         3,094,242       102,371,288
                                                            --------------------------------------------
   End of year                                              $1,405,841     $ 3,495,321      $104,560,801
                                                            ============================================



See notes to financial statements.

                                    UST Inc.
                             Employees' Savings Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1995 and 1994

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management, which may differ from actual results.

Investments are recorded at fair value. The change in the difference between the fair value and the cost of investments is reflected as unrealized appreciation (depreciation) in the aggregate fair value of investments. The realized appreciation in the aggregate fair value of investments is the difference between the proceeds received and the average cost of the investments sold. Proceeds for Funds C and D represent the market value of UST Inc. common stock on the valuation date of withdrawal.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year. In the event that the Plan is terminated, participants receive the fair value of their accounts.

In accordance with Statement of Position 94-4, which the Plan adopted effective January 1, 1995, the guaranteed investment contracts, which are benefit responsive, are stated at contract value which approximates fair value.

Certain amounts included on the statement of net assets available for benefits and in Note 4 have been reclassified to conform to the 1995 presentation.

2. DESCRIPTION OF PLAN

The Plan is an employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee (EBAC). Wachovia Bank of North Carolina is the trustee for the Plan.

Employees are eligible to participate in the Plan the first day of the month following the date a year of service has been completed. A year of service shall be met upon completion of at least 1,000 hours of service during a 12-month consecutive period measured from the employee's date of hire.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1995 and 1994

2. DESCRIPTION OF PLAN (CONTINUED)

The majority of employees may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before-tax or after-tax basis, of which the first 6% is subject to a 100% matching contribution by UST Inc. (the Company). Employees of Stimson Lane Ltd. (Stimson Lane) and Conn Creek Winery Ltd. (Conn Creek) may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before-tax or after-tax basis, of which the first 3% of such contribution is subject to a 50% matching contribution by the Company, which was increased from 25% pursuant to a Plan amendment effective January 1, 1995. Effective June 1, 1994, the Plan was amended to include employees of Sparta Industries, Inc. (Sparta). Eligible employees of Sparta may make an aggregate contribution to the Plan of 2% to 12% (in 1/2% increments) of base pay, on a before-tax basis or after-tax basis. Sparta may make a discretionary matching contribution, which is allocated based on the participants' contributions to the Plan during the year.

In compliance with federal tax law, the maximum annual contribution for a participant for the plan years presented is limited to the lesser of $30,000 or 25% of compensation and the maximum annual before-tax contribution is limited to $9,240. The maximum amount of compensation taken into account under the Plan is limited to $150,000 for any individual.

In accordance with the Plan, participants can direct the investment of their contributions between Fund A (a fixed income fund, as defined), Fund B (an index fund, as defined) and Fund C (common stock of UST Inc.). Effective, April 1, 1994, the Plan was amended to add two new investment vehicles to which participants can also invest their contributions. They include Fund E (a balanced fund, as defined) and Fund F (a small company fund, as defined). The Plan allows participants who invest in more than one fund to allocate their contributions in multiples of 5% per fund. The Plan's method of moving existing balances among funds is the fund transfer method. This method permits Plan participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund. During 1995, unit prices for contributions to and withdrawals from funds A, B, C, E and F ranged from $12.24 to $12.90, from $22.96 to $30.67, from $27.25 to $33.38, from $10.04 to $12.40 and from $11.04 to $17.00, respectively.

The Plan was amended effective April 1, 1994, to permit contribution rate and investment changes on a monthly basis, instead of the previously required three month and six month restrictions, respectively, and to give the EBAC the authority to determine the appropriate communications method for transmitting participants' instructions. Subsequently, the EBAC authorized the replacement of the current written forms with a telephone system for communicating participants' instructions, called "TrU$Tline".

Company matching contributions are reduced by any forfeited amounts. At the discretion of the UST Inc. Board of Directors (the Board), additional matching contributions may be made by the Company. For the years ended December 31, 1995 and 1994, no additional discretionary contributions have been made. Company matching contributions are invested in common stock of UST Inc. and are deposited in Fund D. Employees age 59 1/2 or older can direct investment of Company matching contributions in Fund A rather than Fund D. Employee contributions are always 100% vested, while vesting of the Company's contributions generally occurs over a period of five years at a rate of 20% for each year of service. Months during which a participant is eligible to participate in the Plan, but chooses not to, will not count toward vesting. Participants become 100% vested upon death or attainment of age 55.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1995 and 1994

2. DESCRIPTION OF PLAN (CONTINUED)

The Plan includes a loan feature for participants who are employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions starting two months after the effective date of the loan. The maximum amount the participant can borrow is the lesser of 50% of their vested interest in the Plan or $50,000 less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis, equal to the average of the prime lending rate of two banks in Greenwich, Connecticut. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately.

Employees participating in the Plan are not subject to federal income tax on amounts contributed to the Plan by the Company or on amounts that such employees contribute to the Plan on a before-tax basis until such time that their participating interest in the Plan is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid exceeds the amount contributed on an after-tax basis to the Plan.

The Plan permits payment of administrative expenses from Plan assets to the extent permissible under applicable law. In 1995, administrative expenses were substantially paid by the Plan. In 1994, administrative expenses were paid by the Company. All costs and expenses with regard to the purchase or sale of investments were paid by the Plan in both years.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions. Copies of the SPD are available from the Employee Benefits Department.

3. PARTICIPANTS' INTERESTS

A participant's interest in the Plan is based on "Units of Participation", the value of which is calculated monthly for each fund based on the aggregate fair value of the fund's investments at each month end. The value of a unit for Funds A, B, E and F is determined by dividing the fair value of each Fund by the total number of its outstanding units. The unit value for Funds C and D is equal to the fair value of one share of common stock of the Company. The Participant Loan Fund unit value is $1.

A participant obtaining a distribution from the Plan receives the fair value of his account. If a participant leaves the Company before becoming fully vested in the employer's contributions to the Plan (value of Fund D), the participant will forfeit the nonvested portion of the employer's contributions. Such forfeitures (1995--$63,075; 1994--$61,141) remain in the Fund and are applied to reduce employer contributions. Under the provisions of the Plan, a participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participant's account in such other plan.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1995 and 1994

3. PARTICIPANTS' INTERESTS (CONTINUED)

As of December 31, 1995, 2,028 employees were participants in the Plan. The number of employees participating in each fund at December 31 is as follows:

                    FUND                     1995                      1994
                    ----                     ----                      ----
                    A                       1,292                     1,380
                    B                         815                       678
                    C                       1,081                     1,158
                    D                       1,872                     1,885
                    E                         387                       257
                    F                         680                       400
           Participant Loan                   644                       625

The accounting records for Funds C and D are combined, and are not separately maintained between these two funds. Separate participant records are, however, maintained for each Fund. A summary of such participant records for 1995 and 1994 follows:

                                                          1995                                           1994
                             -----------------------------------------------------------------------------------------------------
                                          FUND C          FUND D          TOTAL           FUND C         FUND D           TOTAL
                             -----------------------------------------------------------------------------------------------------
Contributions:
   Participants                       $  1,955,289            --      $  1,955,289    $  2,148,457            --      $  2,148,457
   Employer                                   --      $  3,801,892       3,801,892            --      $  3,640,618       3,640,618
                             -----------------------------------------------------------------------------------------------------
Total Contributions                      1,955,289       3,801,892       5,757,181       2,148,457       3,640,618       5,789,075

Investment income                        3,642,924      14,572,061      18,214,985         596,358       2,606,171       3,202,529
Administrative expenses                   (106,845)           --          (106,845)           (242)           --              (242)
Participant distributions               (1,934,010)     (7,519,786)     (9,453,796)     (2,044,199)     (7,048,558)     (9,092,757)
Interfund transfers, net                (2,330,771)        (63,582)     (2,394,353)     (1,524,235)       (460,753)     (1,984,988)
                             -----------------------------------------------------------------------------------------------------

Net increase (decrease)                  1,266,587      10,790,585      12,017,172        (823,861)     (1,262,522)     (2,086,383)

Net  assets available for
 benefits:
   Beginning of year                    13,688,472      62,104,501      75,792,973      14,512,333      63,367,023      77,879,356
                             -----------------------------------------------------------------------------------------------------

   End of year                        $ 14,915,059    $ 72,895,086    $ 87,810,145    $ 13,688,472    $ 62,104,501    $ 75,792,973
                             -----------------------------------------------------------------------------------------------------


Units:

   Beginning of year                       491,066       2,227,964       2,719,030         522,967       2,283,496       2,806,463
                             -----------------------------------------------------------------------------------------------------

   End of year                             446,894       2,184,122       2,631,016         491,066       2,227,964       2,719,030
                             -----------------------------------------------------------------------------------------------------

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 1995 and 1994

4. INVESTMENTS

The fair value, as determined by quoted market prices, of individual investments that represent 5% or more of net assets available for benefits are as follows:

                                                                                    DECEMBER 31
                                                                      -------------------------------------
                                                                          1995                    1994
                                                                          ----                    ----
UST Inc. Common Stock; 1995 - 2,638,621 shares;
   1994 - 2,727,659 shares                                            $88,063,976             $76,033,495

State Street Bank & Trust Company; guaranteed
   investment contract fund; 1995 - 16,825,180 units;
   1994 - 17,698,861 units                                             16,825,180              17,698,861

State Street Bank & Trust Company; common stock
  fund; 1995 - 75,787 shares                                            7,356,044                  --


Fund A (the fixed income fund, as defined) includes fully benefit responsive investment contracts with insurance companies and other financial institutions. Benefit responsive contracts consist of contributions made under the contract and interest at the contract rate and provide contract value payments for participant distributions, loans and investment transfers as allowed by the Plan. There are exceptions for payments to participants who, as a result of a company event, cease to be employed by the Company. A company event includes a significant early retirement program, divestiture or other company action that could be construed as causing increased plan payments to participants.

The interest rates are set at the time of purchase and provide a stated rate of interest on the principal and accrued interest balance over the life of the contract. The weighted average yield for all guaranteed investment contracts was 5.9% in 1995 and 6.2% in 1994. The crediting interest rate for all guaranteed investment contracts was 6.0% at December 31, 1995 and 6.2% at December 31, 1994.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and, therefore, the trust which holds the assets of the Plan is not subject to tax under Section 501(a) of the IRC. The Plan was amended as described in Note 2 to comply with federal tax laws. A favorable determination letter was received from the Internal Revenue Service for the Plan as restated through June 1, 1994. The EBAC is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                             SUPPLEMENTAL SCHEDULES

                                    UST Inc.
                             Employees' Savings Plan
                 Schedule of Assets Held for Investment Purposes
                                December 31, 1995

                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
     IDENTITY OF ISSUE, BORROWER,                 RATE OF INTEREST, PAR OR               TOTAL ALL FUNDS
       LESSOR OR SIMILAR PARTY                        MATURITY VALUE                 COST              FAIR VALUE
- -------------------------------------------------------------------------------------------------------------------

   UST Inc.                                          2,638,621 shares --
                                                     Common Stock                $25,285,348          $88,063,976
                                                                               ----------------------------------

   Group Trust Funds:

   State Street Bank and Trust Company               75,787 shares--
                                                     Common Stock Fund             3,842,322            7,356,044
                                                                               -----------------------------------

   State Street Bank and Trust Company               18 shares-- Short-term
                                                     Investment Fund                      18                   18
   State Street Yield Enhanced Short-term
     Investment Fund                                 1,343,180 units               1,343,180            1,343,180
                                                                               -----------------------------------

   Total                                                                           1,343,198            1,343,198
                                                                               -----------------------------------

   State Street Bank and Trust Company
      Guaranteed Investment Contact Fund:

   Allstate Life Insurance Company                   1,182,267 units, 5.35%,
                                                     due June 30, 1998             1,182,267            1,182,267
   Allstate Life Insurance Company                   1,363,799 units, 4.94%,
                                                     due September 30, 1997        1,363,799            1,363,799
   Capital Holding Corp.                             1,543,464 units, 5.98%,
                                                     due September 30, 1998        1,543,464            1,543,464
   Capital Holding Corp.                             1,101,835 units, 6.73%,
                                                     due December 31, 1998         1,101,835            1,101,835
   Continental Assurance                             1,081,101 units, 8.18%,
                                                     due December 30, 1998         1,081,101            1,081,101
   Hartford Life Insurance Company                   772,245 units, 4.76%,
                                                     due June 30, 1997               772,245              772,245
   Hartford Life Insurance Company                   372,093 units, 6.03%,
                                                     due December 31, 1997           372,093              372,093
   John Hancock Life Insurance Company               1,393,486 units, 4.95%,
                                                     due December 31, 1997         1,393,486            1,393,486
   John Hancock Life Insurance Company               402,423 units, 8.09%,
                                                     due July 1, 1996                402,423              402,423
   Metropolitan Life Insurance Company               768,156 units, 6.45%,
                                                     due March 31, 1997              768,156              768,156

                                    UST Inc.
                             Employees' Savings Plan
           Schedule of Assets Held for Investment Purposes (continued)
                                December 31, 1995

                                                   DESCRIPTION OF INVESTMENT
                                                   INCLUDING MATURITY DATE,
     IDENTITY OF ISSUE, BORROWER,                   RATE OF INTEREST, PAR OR                      TOTAL ALL FUNDS
       LESSOR OR SIMILAR PARTY                         MATURITY VALUE                        COST                FAIR VALUE
- ---------------------------------------------------------------------------------------------------------------------------

  Metropolitan Life Insurance Company                   663,000 units, 6.11%,
                                                        due December 31, 1997           $   663,000            $   663,000
  New York Life Insurance Company                       874,748 units, 6.70%,
                                                        due December 31, 1996               874,748                874,748
  New York Life Insurance Company                       545,383 units, 7.75%,
                                                        due March 31, 1999                  545,383                545,383
  New York Life Insurance Company                       1,299,118 units, 6.50%,
                                                        due September 30, 1999            1,299,118              1,299,118
  Principal Mutual Life Insurance Company               1,013,409 units, 6.05%,
                                                        due June 30, 1999                 1,013,409              1,013,409
  Principal Mutual Life Insurance Company               545,973 units, 7.85%,
                                                        due June 30, 1999                   545,973                545,973
  Principal Mutual Life Insurance Company               1,178,116 units, 4.42%,
                                                        due December 31, 1997             1,178,116              1,178,116
  The Life Insurance Company of Virginia                724,564 units, 5.33%,
                                                        due March 31, 1998                  724,564                724,564
                                                                                      --------------------------------------
  Total                                                                                  16,825,180             16,825,180
                                                                                      --------------------------------------
  American Balanced Fund                                116,932 shares
                                                        investment fund                   1,518,647              1,654,591

  John Hancock Special Equities Fund                    195,139 shares
                                                        investment fund                   3,633,941              4,702,851
                                                                                      ----------------------------------------
  Grand total                                                                           $52,448,636           $119,945,840
                                                                                      ========================================


                                    UST Inc.
                             Employees' Savings Plan
                       Schedule of Reportable Transactions
                          Year Ended December 31, 1995

                                                                                                                Net       Number
      Identity of                                         Purchase            Selling                           Gain        of
   Party Involved          Description of Asset           Price (1)           Price (1)      Cost of Asset     (Loss)   Transactions
- ------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--A SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

State Street Bank and      Short-term Investment Fund
   Trust Company              Shares:
                               17,514,065                 $17,514,065                         $17,514,065            -         235
                               17,518,451                                    $17,518,451       17,518,451            -         166


State Street Bank and      Yield Enhanced Short-term
   Trust Company              Investment Fund Shares:
                               6,923,054                    6,923,054                           6,923,054             -         39
                               6,332,630                                       6,332,630        6,332,630             -         12

UST Inc.                   Common Stock-Shares

                                  84,979                    2,529,811                           2,529,811             -          9
                                 174,017                                       5,189,561        1,991,552        3,198,009      19


THERE WERE NO CATEGORY (I), (II), OR (IV) REPORTABLE TRANSACTIONS DURING 1995.

(1) Purchase and selling prices are equal to fair value at dates of acquisition and disposition, respectively.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        UST INC. EMPLOYEES' SAVINGS PLAN

                                        /s/  JOHN J. BUCCHIGNANO
                                        --------------------------------------
                                        John J. Bucchignano
                                        Chairman, UST Inc. Employee Benefits
                                        Administration Committee

Dated:  May 10, 1996